FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2003

HOLMES FINANCING (No 2) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	362,034	23,889,103
Replenishment	13,858	1,040,724
Repurchased	(6,786)	(456,923)
Redemptions	(8,479)	(592,005)
Losses	(11)	(6)
Capitalised Interest	0	816
Other Movements	0	(1)
Carried Forward	360,616	23,881,708

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	518,275	36,684,047
Repurchased	(125,719)	(8,751,631)
Redemptions	(146,910)	(10,454,147)
Losses	(221)	(592)
Capitalised Interest	0	4,818
Other Movements	0	(1)
Carried Forward	360,616	23,881,708

	Period CPR	Annualised CPR	
1 Month	4.39%	65.88%	**(including redemptions and repurchases)
3 Month	13.80%	68.92%	
12 Month	53.21%	53.21%	

** The annualised CPR's are expressed as a percentage of the
outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	33.45	months
Weighted Average Loan size	£66,224.76	
Weighted Average LTV	77.13%	*** (see below)
Weighted Average Remaining Term	19.11	Years

Product Type Analysis	£000's	%

Holmes Financing No 2 plc

For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated

Variable Rate	11,069,172	46.35%
Fixed Rate	7,088,091	29.68%
Tracker Rate	5,724,445	23.97%
	23,881,708	100.00%

As at 8th April 2003 approximately 6% ofthe loans were flexible loans

For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Standard Variable Rate

Effective Date	Rate
01 March 2003	5.79%
01 November 2002	5.94%
01 December 2001	6.10%

Geographic Analysis

Region	Number	£000's	%
East Anglia	14,052	836,586	3.50%
East Midlands	19,264	1,069,862	4.48%
Greater London	62,624	5,329,012	22.31%
North	15,829	755,262	3.16%
North West	42,306	2,171,800	9.09%
Scotland	8,620	465,989	1.95%
South East	96,578	7,594,367	31.80%
South West	28,510	1,836,218	7.69%
Wales	18,560	898,544	3.76%
West Midlands	24,618	1,382,068	5.79%
Yorkshire and Humberside	23,481	1,147,396	4.80%
Unknown	6,174	394,604	1.65%
Total	360,616	23,881,708	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 – 25.00	6,875	281,281	1.18%
25.01 – 50.00	41,899	2,279,652	9.55%
50.01 – 75.00	98,564	7,019,805	29.39%
75.01 – 80.00	19,129	1,390,954	5.82%
80.01 – 85.00	24,677	1,855,251	7.77%
85.01 – 90.00	53,374	4,101,924	17.18%
90.01 – 95.00	116,098	6,952,841	29.11%
Total	360,616	23,881,708	100.00%

*** The balance is the current outstanding balance on the account
   including accrued interest. The LTV is that at origination and
   excludes any _apitalized high loan to value fees, valuation fees
   or booking fees.

Holmes Financing No 2 plc

For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated

Arrears

Band	Number	Principal	Overdue	%
Current	351,210	23,319,948	(2,486)	97.67%
1.00 - 1.99 months	5,766	345,668	2,684	1.45%
2.00 - 2.99 months	1,607	95,673	1,387	0.40%
3.00 - 3.99 months	773	45,817	937	0.19%
4.00 - 4.99 months	444	26,004	706	0.11%
5.00 - 5.99 months	264	14,417	482	0.06%
6.00 -11.99 months	471	25,885	1,269	0.11%
12 months and over	37	1,661	172	0.01%
Properties in Possession	44	1,356	128	0.01%
Total	360,616	23,876,429	5,279	100.00%

Definition of Arrears

This arrears multiplier is calculated as the arrears amount (which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust

	Funding	Seller
	£000's	£000's
Balance Brought Forward	13,633,675	10,255,428
Replenishment of Assets	0	1,040,724
Acquisition by Funding	2,403,550	(2,403,550)
Distribution of Principal Receipts	(599,896)	(449,033)
Allocation of Losses	(4)	(2)
Share of Capitalised Interest	539	277
Payment Re Capitalised Interest	(539)	539
Balance Carried Forward	15,437,325	8,444,383

Carried Forward Percentage	64.64079%	35.35921%

Minimum Seller Share	955,057	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	60,604
Additional Amounts Accumulated	599,900
Payment of Notes	0
Carried Forward	660,504

Target Balance	60,500	payable on 15th April 2003
Target Balance	600,000	payable on 15th July 2003

For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread

Quarter to 15/1/03	0.5960%
Quarter to 15/10/2002	0.5892%
Quarter to 15/7/2002	0.5891%
Quarter to 15/4/2002	0.5414%

Reserve Funds	First Reserve	Second Reserve
Balance as at 15/01/2003	£224,153,726.50	£56,890,739.99
Required Amount as at 15/01/2003	£291,000,000.00	£73,825,687.00
Percentage of Notes	1.45%	0.37%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	44	1,608
Repossessed in Period	13	385
Sold in Period	(13)	(509)
Carried Forward	44	1,484

	Cumulative	
	Number	£000's
Repossessed to date	275	12,435
Sold to date	(231)	(10,951)
Carried Forward	44	1,484

Repossession Sales Information

Average time Possession to Sale	79	Days
Average arrears at time of Sale	£3,067	

MIG Claim Status

	Number	£000's
MIG Claims made	143	1,070
MIG Claims outstanding	6	40

For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated

Average time claim to payment | 36

For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £21 b illion

Holmes Financing No 2 plc

For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
02Q3	-	703	-	-	352	-	-
02Q4	-	-	-	-	352	-	-
03Q1	-	-	750	-	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
03Q2	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-
03Q4	-	176	-	191	-	481	-
04Q1	-	176	-	191	-	-	241
04Q2	-	176	-	191	-	-	241
04Q3	-	176	-	191	-	-	-
04Q4	-	-	-	-	698	-	-
05Q1	-	-	750	-	-	-	-
05Q2	-	-	-	-	-	801	-
05Q3	650	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-
06Q1	-	125	-	-	-	-	803
06Q2	-	125	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-
06Q4	-	-	-	350	875	-	-
07Q1	-	-	-	-	-	-	161
07Q2	-	-	-	-	-	634	161
07Q3	575	-	-	-	-	-	-

For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated

07Q4	-	300	-	-	-	770	-
08Q1	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592
08Q3	-	-	-	-	-	-	-
08Q4	-	-	-	-	-	-	-
09Q1	-	-	-	-	-	-	-
09Q2	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-

Holmes Financing No 2 plc

For Period 11 March 2003 to 08 April 2003

All values are in thousands of pounds sterling unless otherwise stated



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 2) PLC

Dated: 15 April, 2003   **By / s / Peter Lott**
                                             (Authorised Signatory)